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                                     [Letterhead]

                                      EXHIBIT 1

                                    PRESS RELEASE


( BW)(CITY-NATIONAL)(CYN) City National Corp. Adopts Stockholder Rights Plan

         Business Editors

         BEVERLY HILLS, Calif.--(BUSINESS WIRE)--March 3,1997--City National Corp. (NYSE:CYN) today announced that its board of directors has adopted a Stockholder Rights Plan designed to assure that all City National stockholders would receive fair treatment in the event of any future change of control of the company.
         "Over the past few months, a committee of City National's board of directors, in consultation with, and based upon the recommendation of, outside counsel and the Corporation's investment bankers, has been monitoring developments in the mergers and acquisitions field with the objective of safeguarding the rights of the company's stockholders," said Russell
Goldsmith, vice chairman and chief executive officer of City National Corp.
         "In light of the decisions reached by more than 2,000 public companies and almost half of the top 100 bank holding companies in the United States over the past 10 years to adopt comparable shareholder rights plans, the committee's analysis clearly pointed to the need for City National stockholders to also have the benefit of such a plan."
         "The plan is not intended to discourage or encourage an offer for the company and has not been adopted in response to any acquisition proposals," Goldsmith added.
         The Rights Plan provides each City National stockholder with one right for each common share held.
         Should any person or entity become the benficial owner of 10% or more of the company's outstanding common shares (with the exception of the Goldsmith family which presently owns in excess of 10% of City National's common stock, as it has for over 20 years), each right (other than those held by that new 10% stockholder) would be exercisable to purchase that number of City National common shares having at that time a market value equal to two times the then current exercise price (initially $90).
         The record date set for distribution of the rights under the Plan is March 23, 1997, after which any shares traded will automatically be accompanied by the associated rights. The rights expire on March 13, 2007 (unless previously triggered), and are subject to redemption by the board of directors at $.001 per right at any time prior to the first date upon which they become exercisable.

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         City National Corp. will provide stockholders with further details of the Rights Plan in a letter to be mailing in the next several weeks.
         City National Corporation's (NYSE:CYN) principal subsidiary is City National Bank, the largest independent bank headquartered in Southern California. A federally chartered, $4.7 billion commercial bank based in Beverly Hills, City National currently has 33 offices throughout Los Angeles, Orange, San Diego, Riverside, and Ventura counties.
         For more information about City National, please call our Fax-On-Demand Information Service at 800/873-5293, or visit City National's web site at http://www.cityntl.com.

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         CONTACT:  City National Bank
              Frank Pekny, 310/888-6700 (financial)
              J.A. Dunnigan, 310/888-6636 (media)
                   or
              Golin/Harris
              Greg Romano, 213/623-4200 (media)